Company Number: 60528

THE COMPANIES ACT

Particulars of Directors and Secretaries and of any changes therein

Pursuant to Section 136

Presented by: **STM FIDECS MANAGEMENT LIMITED**
Montagu Pavilion, 8-10 Queensway, Gibraltar

Particulars of the Directors and Secretaries of:

POWER CHIPS PUBLIC LIMITED COMPANY

and of any changes therein. (see overleaf)

SUPPL

(Signature) [signature]

Andrew Gardner

For and on behalf of
STM FIDECS MANAGEMENT LIMITED

(State whether Director or Secretary) Secretary

Dated the 28th day of March, 2007

07022736

PROCESSED
APR 2 3 2007
THOMSON
FINANCIAL

RECEIVED
2007 APR 19 P 12:?9
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

dw 4/19

List of the Directors and Secretaries of **POWER CHIPS PUBLIC LIMITED COMPANY** and of any changes therein

Position	Christian Name(s) and Surname	Usual Residential Address	Present Nationality (Nationality of Origin)	Description	Particulars of Changes
Secretary	STM FIDECS MANAGEMENT LIMITED	Montagu Pavilion, 8-10 Queensway, Gibraltar.	N/A	Corporate Body	Has changed name with effect from 28 March 2007.
Director	Rodney T. Cox	23545 NW Skyline Boulevard, North Plains, Oregon 97133-9204, United States of America.	American	Company Director	No change
Director	Wayne S. Marshall	3101 Linkwood Drive, Houston, Texas 77025-3815, United States of America.	American	Company Executive	No change
Director	Isaiah W. Cox	3505 Bancroft Road, Baltimore, Maryland 21215-3106, United States of America.	American	Company Director	No change
Director	Peter Vanderwicken	P.O. Box 66, 4420 Wismore Road, Carversville, Pennsylvania 18913-0066, United States of America.	American	Company Director	No change
Director	Nechama J. Cox	3505 Bancroft Road, Baltimore, Maryland 21215-3106, United States of America.	American	Chief Operating Officer	No change
Director	Stuart Harbron	44 Swing Gate Lane, Berkhamstead, Hertfordshire HP4 2LL, United Kingdom.	British	Consultant	No change

Director	Giulio Pontecorvo	423 West 120th Street #43, New York, New York 10027-6029, United States of America.	American	Company Director/Professor Emeritus	No change

END